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                             August 31, 2021

       Ari Segal
       Chief Executive Officer
       Games & Esports Experience Acquisition Corp.
       7381 La Tijera Blvd.
       P.O. Box 452118
       Los Angeles, CA 90045

                                                        Re: Games & Esports
Experience Acquisition Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted August
11, 2021
                                                            CIK No. 0001856774

       Dear Mr. Segal:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Summary
       Summary Financial Data, page 40

   1. We note your response to our prior comment 2. Please explain how you applied the guidance in Item 506 of
Regulation S-K when preparing your dilution calculation.
                                                        Specifically, given
your application of ASC Topic 480-10-S99-3A, please explain to us how your dilution table
meets the requirement to disclose the net tangible book value per share after the
distribution.
 Ari Segal
Games & Esports Experience Acquisition Corp.
August 31, 2021
Page 2

       You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,
FirstName LastNameAri Segal
                                                    Division of Corporation
Finance
Comapany NameGames & Esports Experience Acquisition Corp.
                                                    Office of Real Estate &
Construction
August 31, 2021 Page 2
cc:       Michael Heinz
FirstName LastName